Exhibit 99.10
Crescent Point Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil & Gas (unaudited)
December 31, 2023
The following disclosures have been prepared by Crescent Point Energy Corp. ("Crescent Point" or the "Company") in accordance with Accounting Standards Codification 932 "Extractive Activities — Oil & Gas" ("ASC 932") issued by the Financial Accounting Standards Board ("FASB") and where applicable, financial information is prepared in accordance with International Financial Reporting Standards ("IFRS").
For the years ended December 31, 2023 and 2022, the Company filed its reserves information under National Instrument 51-101 – "Standards of Disclosure of Oil and Gas Activities" ("NI 51-101"), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.
There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission ("SEC") requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using trailing 12-month average prices and current costs; whereas NI 51-101 requires Company gross reserves, before royalties, using forecast pricing and costs. The difference between the reported numbers under the two disclosure standards can, therefore, be material.
Petroleum and Natural Gas Reserve Information
Reserves are estimated quantities of crude oil, NGLs and natural gas anticipated from geological and engineering data to be recoverable from known accumulations, from a given date forward, by known technology, under existing operating conditions and considered to be economic at average commodity prices based upon the prior 12-month period. Estimates of petroleum and natural gas reserves are very complex, subject to uncertainty, require significant subjective decisions in the evaluation of all available geological, engineering and economic data, and will change as additional information regarding the producing fields and technology becomes available and as future economic conditions change. Net reserves presented in this section represent the Company's working interest and overriding royalty share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties. Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production.
Proved petroleum and natural gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids ("NGL") that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.
Proved developed petroleum and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods, which may require future expenditures. Additional future expenditures would be minor compared to the cost of drilling a new well.
Proved undeveloped petroleum and natural gas reserves are reserves that are expected to be recovered from known accumulations where significant future expenditure is required.
Future fluctuations in prices and costs, production rates or changes in political or regulatory environments could cause the Company's reserves to be materially different from that presented.

CRESCENT POINT ENERGY CORP.	1

The changes in Crescent Point's net proved crude oil, NGL and natural gas reserves under constant prices and costs for the two-year period ended December 31, 2023 were as follows:

	Canada				United States				Total
Net Proved Reserves (1)	Crude Oil (Mbbls)	NGLs (Mbbls)	Natural Gas (MMcf)	Total (Mboe)	Crude Oil (Mbbls)	NGLs (Mbbls)	Natural Gas (MMcf)	Total (Mboe)	Crude Oil (Mbbls)	NGLs (Mbbls)	Natural Gas (MMcf)	Total (Mboe)
December 31, 2021	217,832	108,579	427,816	397,714	27,456	9,324	29,600	41,713	245,288	117,903	457,416	439,427
Revisions of previous estimates	10,883	504	2,288	11,769	2,442	1,624	4,765	4,861	13,326	2,128	7,054	16,630
Improved recovery	—	—	—	—	—	—	—	—	—	—	—	—
Purchases of reserves in place	—	7,872	54,199	16,905	—	—	—	—	—	7,872	54,199	16,905
Extensions and discoveries	3,999	16,776	80,646	34,216	—	—	—	—	3,999	16,776	80,646	34,216
Production	(19,621)	(10,378)	(47,062)	(37,843)	(3,477)	(1,367)	(3,948)	(5,502)	(23,098)	(11,745)	(51,010)	(43,345)
Sales of reserves in place	(9,560)	(5,973)	(36,770)	(21,661)	—	—	—	—	(9,560)	(5,973)	(36,770)	(21,661)
December 31, 2022	203,534	117,380	481,118	401,100	26,421	9,581	30,417	41,072	229,955	126,961	511,535	442,172
Revisions of previous estimates	(5,471)	9,919	73,095	16,631	—	—	—	—	(5,471)	9,919	73,095	16,631
Improved recovery	—	—	—	—	—	—	—	—	—	—	—	—
Purchases of reserves in place	91,389	45,791	1,021,291	307,395	—	—	—	—	91,389	45,791	1,021,291	307,395
Extensions and discoveries	4,088	1,675	6,559	6,855	—	—	—	—	4,088	1,675	6,559	6,855
Production	(19,621)	(10,378)	(47,062)	(37,843)	(3,477)	(1,367)	(3,948)	(5,502)	(23,098)	(11,745)	(51,010)	(43,345)
Sales of reserves in place	(1,187)	(114)	(2,217)	(1,670)	(22,944)	(8,215)	(26,469)	(35,570)	(24,131)	(8,328)	(28,685)	(37,240)
December 31, 2023	272,731	164,273	1,532,785	692,468	—	—	—	—	272,731	164,273	1,532,785	692,468

Net Proved Developed Reserves
December 31, 2021	161,205	60,650	268,242	266,562	13,054	5,284	16,774	21,133	174,259	65,934	285,016	287,695
December 31, 2022	156,630	62,226	277,787	265,154	16,602	6,782	21,531	26,973	173,232	69,009	299,318	292,127
December 31, 2023	171,093	71,275	632,104	347,719	—	—	—	—	171,093	71,275	632,104	347,719
Net Proved Undeveloped Reserves
December 31, 2021	56,627	47,929	159,574	131,152	14,402	4,040	12,826	20,579	71,029	51,970	172,400	151,731
December 31, 2022	46,904	55,153	203,331	135,946	9,819	2,799	8,886	14,099	56,723	57,952	212,217	150,044
December 31, 2023	101,638	92,998	900,681	344,749	—	—	—	—	101,638	92,998	900,681	344,749

(1) Numbers may not add due to rounding.
Revisions of previous estimates - 2022
In 2022, total proved reserves increased by approximately 19.3 MMboe in Canada, and 2.9 MMboe in the United States due to increases in constant pricing for crude oil, natural gas, and NGL constituents at December 31, 2022 compared to December 31, 2021. Revisions due to higher commodity pricing were offset by revisions due to higher inflationary operating costs.
Revisions of previous estimates - 2023
In 2023, total proved reserves increased by approximately 28.1 MMboe in Canada, due to development downspacing and higher than original anticipated per area recoveries in the Company's Kaybob Duvernay asset. This was slightly offset by revisions due to decreases in constant pricing for crude oil, natural gas, and NGL constituents at December 31, 2023 compared to December 31, 2022, as well as revisions due to marginally higher operating costs due to inflation.
Purchase of reserves in place - 2022
The Company purchased gas and NGL constituent volumes within the Kaybob area in Canada.
Purchase of reserves in place - 2023
The Company purchased 25.2 MMboe gas and NGL constituent volumes within the Kaybob area in Canada. In addition, the Company completed two significant acquisitions in the Montney play consisting of crude oil, natural gas, and NGL constituents totaling 282.0 MMboe.
Extensions and discoveries - 2022
In 2022, the Company added significant extension reserves within the Kaybob area in Canada.

CRESCENT POINT ENERGY CORP.	2

Sale of reserves in place - 2022
In 2022, the Company realized dispositions within Canada including the disposition of assets within Southwest Saskatchewan and East Shale Duvernay.
Sale of reserves in place - 2023
In 2023, the Company divested its entire North Dakota Bakken position in the United States.
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Petroleum and Natural Gas Reserves
The following information has been developed utilizing procedures prescribed by ASC 932, as updated by Accounting Standards Update 2010-03 "Oil and Gas Reserve Estimation and Disclosures", and based on crude oil, NGL and natural gas reserve and production volumes estimated by Crescent Point's independent reserves evaluators, McDaniel & Associates Consultants Ltd. The methodology used in calculating our price and cost assumptions for the standardized measure of discounted future net cash flows for reserve estimation is based upon the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period.
Future production and development costs are based on constant price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the petroleum and natural gas properties based upon existing laws and regulations. A 10% discount factor was applied to the future net cash flows.
The information contained in the following table should not be considered representative of realistic assessments of future cash flows, nor should the standardized measure of discounted future net cash flows be viewed as representative of the fair market value of Crescent Point's petroleum and natural gas properties. Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated. The prescribed discount rate of 10% may not appropriately reflect interest rates.

Commodity Pricing	2023	2022
WTI at Cushing Oklahoma ($US/bbl)	78.21	94.14
Edmonton ($Cdn/bbl)	100.49	119.13
Exchange Rate ($US/$Cdn)	0.7405	0.7700
AECO/NIT Spot ($Cdn/MMBTU)	2.84	5.62
Henry Hub NYMEX ($US/MMBTU)	2.59	6.25
The standardized measure of discounted future net cash flows relating to net proved crude oil, NGL and natural gas reserves are as follows:

December 31, 2023 (millions of Canadian dollars) (1)	Canada	United States	Total
Future cash inflows	39,713	—	39,713
Future production costs	(15,379)	—	(15,379)
Future development costs and asset retirement obligations (2)	(7,248)	—	(7,248)
Future income taxes (3)	(2,256)	—	(2,256)
Future net cash flows	14,831	—	14,831
Deduct: 10% annual discount factor for timing of future cash flows	(5,698)	—	(5,698)
Standardized measure of future net cash flows	9,132	—	9,132
(1) Numbers may not add due to rounding.
(2) Asset retirement obligations include the costs related to producing wells, future undeveloped proved locations for which there are reserves assigned, as well as all entities that do not have reserves assigned including facilities and gathering systems.
(3) At December 31, 2023, the Company's Canadian tax pools were approximately $8.3 billion.

CRESCENT POINT ENERGY CORP.	3

December 31, 2022 (millions of Canadian dollars) (1)	Canada	United States	Total
Future cash inflows	34,653	3,519	38,172
Future production costs	(11,226)	(1,127)	(12,353)
Future development costs and asset retirement obligations (2)	(3,967)	(329)	(4,296)
Future income taxes (3)	(3,364)	(159)	(3,523)
Future net cash flows	16,097	1,904	18,001
Deduct: 10% annual discount factor for timing of future cash flows	(6,607)	(549)	(7,156)
Standardized measure of future net cash flows	9,490	1,354	10,845
(1) Numbers may not add due to rounding.
(2) Asset retirement obligations include the costs related to producing wells, future undeveloped proved locations for which there are reserves assigned, as well as all entities that do not have reserves assigned including facilities and gathering systems.
(3) At December 31, 2022, the Company's Canadian and United States tax pools in Canadian dollars were approximately $5.7 billion and $3.0 billion, respectively.
Reconciliation of Changes in Standardized Measure of Future Net Cash Flows Discounted at 10% per Year Relating to Proved Petroleum and Natural Gas Reserves

December 31, 2023 (millions of Canadian dollars) (1)	Canada	United States	Total
Balance, beginning of year	9,490	1,354	10,845
Sales, net of production costs and royalties	(2,179)	(365)	(2,544)
Net change in prices and royalties related to forecast production	(3,844)	—	(3,844)
Development costs incurred during the period	850	296	1,146
Changes in estimated future development costs	(197)	—	(197)
Extensions, discoveries and improved recovery, net of related costs	241	—	241
Technical reserve revisions (2)	155	—	155
Purchases of reserves in place	3,899	—	3,899
Sales of reserves in place	(48)	(1,399)	(1,447)
Accretion of discount	949	113	1,062
Net change in income taxes	512	—	512
All other changes (3)	(695)	—	(695)
Balance, end of year	9,132	—	9,132
(1) Numbers may not add due to rounding.
(2) Includes change in future net values attributed to infill drilling and technical revisions, which include changes to abandonment obligations and carbon tax assumptions.
(3) Includes changes due to revised production profiles, development timing, operating costs, royalty rates, currency exchange rates and actual prices received in 2023 versus forecast.

December 31, 2022 (millions of Canadian dollars) (1)	Canada	United States	Total
Balance, beginning of year	6,489	715	7,204
Sales, net of production costs and royalties	(2,653)	(387)	(3,039)
Net change in prices and royalties related to forecast production	6,345	918	7,263
Development costs incurred during the period	707	259	966
Changes in estimated future development costs	(250)	(61)	(310)
Extensions, discoveries and improved recovery, net of related costs	1,064	—	1,064
Technical reserve revisions (2)	(227)	216	(11)
Purchases of reserves in place	361	—	361
Sales of reserves in place	(321)	—	(321)
Accretion of discount	714	72	786
Net change in income taxes	(1,191)	(102)	(1,292)
All other changes (3)	(1,549)	(275)	(1,824)
Balance, end of year	9,490	1,354	10,845
(1) Numbers may not add due to rounding.
(2) Includes change in future net values attributed to infill drilling and technical revisions, which include changes to abandonment obligations and carbon tax assumptions.
(3) Includes changes due to revised production profiles, development timing, operating costs, royalty rates, currency exchange rates and actual prices received in 2022 versus forecast. Increases in operating expenses due to heightened inflation make up a large majority of this change.

CRESCENT POINT ENERGY CORP.	4

Capitalized Costs Relating to Petroleum and Natural Gas Producing Activities

As at December 31, 2023 (millions of Canadian dollars)	Canada	United States	Total
Proved properties	24,579	2	24,581
Unproved properties	1,578	—	1,578
Total capital costs	26,157	2	26,159
Accumulated depletion, amortization and impairment	(14,873)	—	(14,873)
Net capitalized costs	11,284	2	11,286

As at December 31, 2022 (millions of Canadian dollars)	Canada	United States	Total
Proved properties	20,194	2,145	22,339
Unproved properties	1,162	292	1,454
Total capital costs	21,356	2,437	23,793
Accumulated depletion, amortization and impairment	(14,802)	(1,199)	(16,001)
Net capitalized costs	6,554	1,238	7,792
Costs Incurred in Petroleum and Natural Gas Property Acquisitions, Exploration and Development Activities

Year ended December 31, 2023 (millions of Canadian dollars) (1)	Canada	United States	Total
Property acquisition costs (2)
Proved properties	4,075	—	4,075
Unproved properties	515	—	515
Development costs (3)	850	296	1,146
Exploration costs	27	—	27
Total	5,466	296	5,762
(1) Numbers may not add due to rounding.
(2) Excludes disposition proceeds of $611.7 million and $1.9 million for proved and unproved properties, respectively.
(3) Costs incurred exclude capitalized administration.

Year ended December 31, 2022 (millions of Canadian dollars) (1)	Canada	United States	Total
Property acquisition costs (2)
Proved properties	61	2	63
Unproved properties	28	—	28
Development costs (3)	707	259	966
Exploration costs	9	—	9
Total	805	261	1,066
(1) Numbers may not add due to rounding.
(2) Excludes disposition proceeds of $272.7 million and $10.9 million for proved and unproved properties, respectively.
(3) Costs incurred exclude capitalized administration.
Results of Operations From Crude Oil and Natural Gas Producing Activities

Year ended December 31, 2023 (millions of Canadian dollars)	Canada	United States	Total
Petroleum and natural gas revenues, net of royalties	3,124	457	3,581
Less:
Operating expenses	771	80	851
Transportation expenses	174	12	186
Depletion and amortization	871	169	1,040
Impairment	94	728	822
Accretion	22	—	22
Operating income	1,192	(532)	660
Income tax recovery	1	—	1
Results of operations	1,193	(532)	661

CRESCENT POINT ENERGY CORP.	5

Year ended December 31, 2022 (millions of Canadian dollars)	Canada	United States	Total
Petroleum and natural gas revenues, net of royalties	3,411	481	3,892
Less:
Operating expenses	628	85	713
Transportation expenses	131	9	140
Depletion and amortization	783	144	927
Impairment reversal	(358)	(71)	(429)
Accretion	19	—	19
Operating income	2,208	314	2,522
Income taxes	—	—	—
Results of operations	2,208	314	2,522

CRESCENT POINT ENERGY CORP.	6